

Mail Stop 3561

October 17, 2017

Mr. Patrick Johnson
CEO/CFO, and Director
Cherubim Interests, Inc.
1304 Norwood Dr.
Bedford, TX 76022

> **Re:** **Cherubim Interests, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Response Dated October 10, 2017**
> **File No. 1-37612**

Dear Mr. Johnson:

We have reviewed your October 10, 2017 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2017 letter.

General Information About Our Company, page 5

1. We note your response to comment 2. Please address the following comments related to your February 29, 2016 acquisition of Victura Roofing LLC and Cherubim Builders Group LLC ("VICT"):

- Please tell us whether Cherubim Interests Inc. and Victura Construction Group Inc. were under common control immediately prior to the acquisition. If so, tell us in detail how you determined common control existed. For example, clarify if an individual or entity held more than 50% of the voting ownership interest of each entity. To assist us in understanding your response, provide us with a list of material shareholders in each entity immediately prior to and after the acquisition. Ensure that the list includes, on a pre- and post-acquisition basis, the number of shares owned by each material shareholder and the percentage ownership interest.

- Citing the factors identified in ASC 805-10-55-10 through -15, tell us in detail how you identified the accounting acquirer in this acquisition. Please address each of the factors discussed in this guidance in explaining to us why this transaction is not a reverse merger recapitalization with VICT representing the accounting acquirer. We note from Exhibit 3.1 of your Form 8-K filed March 8, 2016, that each share of Series C Preferred Stock is convertible into 100,000 common shares and is entitled to ten votes, which appears to provide VICT with control of your company. Since you do not appear to have any Series A Preferred Stock outstanding, we are unclear why your response refers to Series A as your "controlling" preferred stock.

- As previously requested, tell us how you accounted for the VICT acquisition in your financial statements. Specifically clarify if you recorded the acquired assets and liabilities at their acquisition-date fair values pursuant to ASC 805-20. Also revise future filings to provide the footnote disclosures required by ASC 805 for this transaction.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

2. We note your response to comment 4 and we reissue the comment in-part. In future filings, please revise to expand your discussion of cash flows and discuss the increase in income and current assets. For example, clarify that you have not recognized revenue from your joint ventures, other than Victura Roofing, as stated in your response. Please also tell us where you have described the underlying factors and trends that led you to the projected future sales and profits disclosed on page F-8. In this regard, we note your statement that "VR predicts that sales and profits for 2016 and 2017 should double that of 2015." Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Revenue and Cost of Goods Sold, page 12

3. Although your response to comment 5 references your amended Form 10-K, we are unable to locate where you have provided the information requested by our comment. As previously requested, please revise your disclosures throughout your filing to clearly distinguish between the lines of business from which you currently generate revenue and any lines of business which do not currently generate revenue. Also tell us and revise your analysis of revenue within MD&A to quantify the amount of revenue generated from each significant line of business during the periods presented in your financial statements. The disclosures throughout your filing refer to several lines of business in which you engage, including the acquisition, development and property management of real estate; roofing and general contracting for residential and commercial customers; and development, leasing and property management of cannabis cultivation facilities. Also apply this comment to your Forms 10-Q.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

4. We note your response to comment 7 and we reissue the comment in-part. In future filings, please revise your disclosure to include the information required by Item 404(a)(5) of Regulation S-K with regards to the notes held by your officer and director.

     You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products